UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Norstan, Inc.

(Name of Subject Company (Issuer))

SF Acquisition Co. (offeror)
a wholly owned subsidiary of
Black Box Corporation

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.10 par value per share
Common Stock Purchase Rights

(Title of Class of Securities)

Common Stock: 656535101

(CUSIP Number of Classes of Securities)

Christopher H. Gebhardt, Esq.	Copies to:
General Counsel
Black Box Corporation
1000 Park Drive
Lawrence, Pennsylvania 15055
(724) 746-5500
(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of filing person)	Ronald Basso, Esq. Buchanan Ingersoll PC One Oxford Centre 301 Grant Street, 20th Floor Pittsburgh, Pennsylvania 15219-1410 (412) 562-8800

CALCULATION OF FILING FEE

Transaction Value* $82,882,380.80	Amount of Filing Fee** $9,755.26

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,755.26 Form or Registration No.: Schedule TO	Filing Parties: Black Box Corporation and SF Acquisition Co. Date Filed: December 23, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☑ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

* Estimated for purposes of calculating the amount of the filing fee only. The calculation of the estimated transaction value assumes the purchase of 13,821,679 shares of common stock and associated common stock purchase rights (collectively, the “Shares”), which is the number of Shares outstanding as of December 20, 2004, at the tender offer price of $5.60 per Share. The calculation also assumes payment for (i) 1,268,696 Shares, the estimated number of Shares underlying outstanding in-the-money options, at a price per share equal to the tender offer price of $5.60 less $2.97, the estimated average exercise price of the options, and (ii) 505,733 Shares, the estimated number of Shares underlying outstanding in-the-money warrants, at a price per share equal to the tender offer price of $5.60 less $1.36, the estimated average exercise price of the warrants.

** The amount of the filing fee, calculated in accordance with Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million dollars of transaction value.

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2005 and Amendment No. 2 thereto filed with the SEC on January 20, 2005, originally filed with the SEC on December 23, 2004, relating to the offer by SF Acquisition Co., a Minnesota corporation (“Purchaser”) and wholly owned subsidiary of Black Box Corporation, a Delaware corporation (“Black Box” or “Parent”), to purchase all of the issued and outstanding shares of common stock, $0.10 par value per share, of Norstan, Inc., a Minnesota corporation (“Norstan” or the “Company”), including any associated common stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of April 1, 1998, between Norstan and Norwest Bank Minnesota, National Association, as amended, at a purchase price of $5.60 per share, net to the seller in cash and without interest thereon (and subject to applicable withholding taxes). The terms and conditions of such offer are described in the Offer to Purchase, dated December 23, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Statement. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

     Items 1 through 9 and Item 11 of the Statement, which incorporate by reference the information contained in the Offer to Purchase, are amended as set forth below.

     1.     The condition to the Offer requiring the Company to obtain any necessary consent to the transactions contemplated by the Merger Agreement required by the contracts with the Company’s vendors identified by Parent to the Company has been satisfied. The Company has obtained the necessary consents from vendors under the identified contracts.

     2.     The condition to the Offer requiring the Executives to execute New Severance Agreements in favor of Black Box, Purchaser and/or the Company on or before the Expiration Date of the Offer has been satisfied. Each of Ms. Warner and Messrs. Christian, Vold, Laughlin, Anderson and Perry has entered into a New Severance Agreement dated January 24, 2005. Copies of the New Severance Agreements are attached hereto as Exhibits (d)(5) through (10) and are incorporated herein by reference.

     3.     The disclosure regarding the New Severance Agreements in the Summary Term Sheet on Page 2 of the Offer to Purchase and beginning on Page 40 of the Offer to Purchase in Section 13 — “The Merger Agreement and Other Agreements” under the caption “New Severance Agreements” is hereby amended to indicate that the New Severance Agreements have been entered into.

Item 12. Exhibits.

(d)(5)	Severance Agreement by and between Donna M. Warner and Black Box Corporation, dated January 24, 2005.

(d)(6)	Severance Agreement by and between Scott G. Christian and Black Box Corporation, dated January 24, 2005.

(d)(7)	Severance Agreement by and between Robert J. Vold and Black Box Corporation, dated January 24, 2005.

(d)(8)	Severance Agreement by and between Michael E. Laughlin and Black Box Corporation, dated January 24, 2005.

(d)(9)	Severance Agreement by and between Steven D. Anderson and Black Box Corporation, dated January 24, 2005.

(d)(10)	Severance Agreement by and between Alan R. Perry and Black Box Corporation, dated January 24, 2005.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2005	BLACK BOX CORPORATION
	By:	/s/ Michael McAndrew
		Name:	Michael McAndrew
Its: Chief Financial Officer

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